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SEC FILE NUMBER
8-51605

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Viewtrade Securites, Inc.

SEC Mail Processing
MAR 18 2024
Washington, DC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7280 W. Palmetto Park Rd #310
(No. and Street)

Boca Raton (City) FL (State) 33433 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Megan Deihl (Name) 561-620-0306 (Area Code – Telephone Number) megankw@viewtrade.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP
(Name – if individual, state last, first, and middle name)

141 West Jackson Blvd Ste 2250 (Address) Chicago (City) IL (State) 60604 (Zip Code)

3/24/2009 (Date of Registration with PCAOB)(if applicable) 3407 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Megan Deihl, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Viewtrade Securities, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC STATE OF FLORIDA

MARK L. JONES
Commission # HH 187563
Expires January 14, 2026
Bonded Thru Budget Notary Services

Signature: [signature]

Title: CFO/FINOP

[signature]
Notary Public

SEC Mail Processing
MAR 2024
Washington, DC

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

VIEWTRADE SECURITIES, INC.

CONTENTS

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
ViewTrade Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ViewTrade Securities, Inc. (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of ViewTrade Securities, Inc. as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of ViewTrade Securities, Inc.'s management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ViewTrade Securities, Inc.in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

We have served as ViewTrade Securities, Inc.'s auditor since 2023.
Chicago, Illinois
March 14, 2024

VIEWTRADE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash and cash equivalents	$	22,230,695
Investment in securities, at fair value		1,072,580
Receivables:		
Due from broker dealers		3,563,545
Due from clients		58,867
Other receivables		22,156
Due from related parties (Note 4)		3,851,543
Deposits with vendors		10,000
Prepaid expenses		33,819
Right-of-use asset (Note 3)		28,040
Total assets	**$**	**30,871,245**

LIABILITIES AND SHAREHOLDER'S CAPITAL

LIABILITIES:		
Accounts payable and accrued liabilities	$	104,644
Due to clients		36,116
Compensation accrual		619,807
Corporate tax accrual		2,788
Operating lease liability (Note 3)		29,732
Due to related parties (Note 4)		944,077
Due to customers		5,486
Total liabilities		1,742,650
SHAREHOLDER'S EQUITY:		
Common stock, $0.01 par value, 1,000 shares authorized: 100 shares issued and outstanding		1
Additional paid in capital		1,932,299
Retained earnings		27,196,295
Total shareholder's equity		29,128,595
Total liabilities and shareholder's equity	**$**	**30,871,245**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

ViewTrade Securities, Inc, (the "Company" was incorporated in Delaware in May 2000. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc ("FINRA"), and several U.S exchanges. The Company provides global brokerage, custody, and support services to financial services firms and their customers located around the world. The Company is a wholly owned subsidiary of ViewTrade Holding Corporation ("VTH"). Technology services and platforms are provided by a wholly owned subsidiary company of VTH. The Company was approved for omnibus clearing in December 2022 and commenced carrying customer accounts in 2023. The Company is subject to Rule 15c-3 and the required reserve, possession, control, and capital requirements under applicable SEC and FINRA rules and regulations.

Clearing Agreement

The Company has an omnibus account with one of its clearing firms and custodians and also introduces its clients on a fully disclosed basis to the same clearing firm. The Company executes trades with various counterparts. Proprietary and customer transactions are cleared on behalf of the Company by its clearing broker or execution broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the Company's account or the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

Revenue recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standard Update ("ASU") Topic 606, *Revenue from Contracts with Customers*. That guidance was amended to require public entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendment is effective for the Company for fiscal years beginning after December 15, 2018. Management believes the impact of the amendment to Topic 606 has had no material impact on its financial statement.

***NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)*

Income Taxes

The Company files a consolidated federal and consolidated state tax return with its parent, where permissible. Otherwise, individual state returns are prepared, as necessary. The Company accounts for income taxes in accordance with Accounting Standards Classification Topic 740-10, "*Accounting for Income Taxes.*

Under the asset and liability method of ASC Topic 740-10, deferred tax assets and liabilities are recognized for the estimated future tax consequences or benefits attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company's tax returns are generally subject to examination for three years from the date they were filed. The Company has no reason to believe it is subject to any adverse tax decision, and the Company is not subject to any open tax audits.

Valuation of Securities

The Company values its securities using Account Standards Codification 820, "Fair Value Measurements" (ASC 820). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.

Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

***NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)*

Valuation of Securities *(continued)*

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, hose estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities and securities sold, not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over the counter (OTC) contracts have bid-and-ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation of Securities *(concluded)*

For securities whose inputs are based on bid-ask prices, the Company's valuation policies required the fair value be within the bid-ask range, the Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price these securities are included in Level 1 of the fair value hierarchy.

Use of Estimates

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Leases

The Company has adopted ASU 2016-02, Leases (Topic 842) whereby a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months and disclosing key information about leasing transactions. See Note 3 for further discussion of ASU 2016-02 and the associated disclosures.

Upon commencement of a lease, the Company recognizes a lease liability for the present value of the lease payments not yet paid, discounted using an interest rate that represents the ability to borrow on a collateralized basis over a period that approximates the lease term. The Company also recognizes a lease asset, which represents our right to control the use of the underlying property, plant or equipment, at an amount equal to the lease liability, adjusted for prepayments and initial direct costs.

The Company subsequently recognizes the cost of operating leases on a straight-line basis over the lease term, and any variable lease costs, which represent amounts owed to the lessor that are not fixed per the terms of the contract, are recognized in the period in which they are incurred.

Any costs included in our lease arrangements that are not directly related to the leased assets, such as maintenance charges, are included as part of the lease costs. Leases with an initial term of one year or less are considered short-term leases and are not recognized as lease assets and liabilities. We also recognize the cost of such short-term leases on a straight-line basis over the term of the underlying agreement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. Cash equivalents include demand deposits with banks, money market accounts, and highly liquid investments with original maturities of three months or less. As of December 31, 2023, $14,531,594 of the Company's cash equivalents are investment in government money market funds that invest primarily in U.S. Treasuries and other securities directly or indirectly guaranteed by the U.S. government. The Company holds cash in financial institutions in excess of the Federal Deposit Insurance Corporations insured limits. The Company periodically reviews the financial condition of the financial institutions and assesses the credit risk of such investments.

Customer Transactions

Due to customers includes cash deposits from customers. Securities owned by customers are not reflected in the financial statement for all customer securities transactions that aren't subject to a repurchase agreement. Customer securities transactions are recorded on a settlement date basis in the financial statement.

Cash Segregated in Compliance with Federal and Other Regulations

Cash segregated in compliance with federal regulations consist of $102,279 of qualified deposits in special reserve bank accounts for the exclusive benefit of customers in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Exchange Act") and other regulations.

NOTE 2 - FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies. The Company's securities are reported as other assets on the accompanying statement of financial condition.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2023:

	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2023
Investment in securities, at fair value	$ 997,928	$ -	$ 74,652	$ 1,072,580

NOTE 2 - FAIR VALUE MEASUREMENTS (concluded)

The Company did not have any significant transfers between Level 1 and Level 2 during the year ended December 31, 2023.

As of December 31, 2023, financial assets measured and reported at fair value on a recurring basis and classified within Level 3 were $74,652, or 0.24% of the Company's total assets at that date. Regarding these Level 3 financial assets, in determining fair value, the Company analyzes various financial, performance, and market factors to estimate the value, including for non-public equity securities, over-the-counter market trading activity. The following table provides the valuation technique and unobservable inputs primarily used in assessing the value of these securities as of December 31, 2023:

	Fair Value	Valuation Technique	Unobservable Input
Equity securities	$ 215	Market Approach	Market Price of Underlying Securities
Convertible debt	74,437	Cost	N/A
Total assets measured at fair value	$ 74,652		

NOTE 3 - LEASES

Supplemental statement of financial condition at December 31, 2023 relating to leases were as follows:

Operating leases:		
Assets:		
	Right-of-use assets	$ 396,883
	Accumulated amortization	(368,843)
	Right-of-use assets	$ 28,040
Liabilities		
	Operating lease liability	$ 29,732
Weighted-average remaining lease term		0.5 years
Weighted-average discount rate		2.56%

Maturities of lease liabilities at December 31, 2023 were as follows:

Year	Amount
2024	29,890
Total lease payments	29,890
Less: imputed interest	(158)
	29,732

NOTE 3 - LEASES (concluded)

Throughout the year ending on December 31, 2023, the Company shared leased office spaces in New Jersey based on an arrangement with a related party whereby the Company paid its prorated portion of space utilized. In addition, the Company leased space in Taiwan.

Because the Company has operations outside of the United States, the Company's home country, there exists a possibility that operations located in Taiwan may be disrupted in the near term. Management seeks to minimize this risk by monitoring its foreign operations. Management does not consider any risk with its foreign operations to be significant.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

At December 31, 2023, the Company had receivables from its sister company of $3,851,543 and payables to its parent company of $944,077 for its prorated portion of the tax liability. The receivables and payables are non-interest bearing and are due on demand.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital (Rule 15c3-1 of the Exchange Act). Under this rule, the Company has elected to operate under the alternate method and is required to maintain minimum net capital of $250,000 or 2% of aggregate debit balances arising from client transactions, as defined. On December 31, 2023, the Company had net capital of $23,893,768 which was $23,643,768 in excess of the net capital requirements of $250,000. The Company had no aggregate debits as of December 31, 2023.

The Company, as a clearing broker, is subject to SEC Customer Protection Rule (Rule 15c3-3 of the Exchange Act) which requires segregation of funds in a special reserve account for the benefit of customers. At December 31, 2023, the Company has a deposit requirement of $5,486 and maintained a deposit of $102,279.

NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Company executes, settles, and finances customer and proprietary securities transactions. These activates expose the Company to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations. In accordance with industry practice, securities transactions generally settle within two business days after trade date. Should a customer or broker fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND CONTINGENCIES (concluded)

The Company also has customers' securities transactions introduced on a fully disclosed basis with its clearing broker. The clearing broker carries certain accounts of the customers of the Company and offers the following services: execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker may charge any losses it incurs to the Company.

The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make the material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

The Company's financial instruments, including cash and cash equivalents, investments in securities, at fair value, due from broker dealers, due from clients, other receivables, due from related parties, deposits with vendors, prepaid expenses, right-of-use asset, accounts payable and accrued liabilities, due to clients, compensation accrual, corporate tax accrual, operating lease liability, due to related parties, and due to customers are carried at amounts that approximate fair value, due to the short-term nature of the instruments. Securities owned are valued at fair value using quoted market prices.

The Company has deposits in banks in excess of the federally insured amount of $7,199,101 which is subject to loss should the bank cease business.

NOTE 7 - EMPLOYEE BENEFIT PLAN

The Company has established a salary reduction 401(k) plan for qualified employees. The Company may elect to match a percentage of employees' contributions up to a defined maximum, and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

NOTE 8 - CURRENT EXPECTED CREDIT LOSSES

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model and amending certain aspects of accounting for purchased financial assets with deterioration in credit quality since origination. The standard is effective for fiscal years beginning after December 15, 2019. Expected credit losses, on receivables will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. The Company has completed its analysis, related to the above noted financial assets within the scope of Accounting Standards Codification (ASC) 326 and identified no material current expected credit loss to be recorded.

NOTE 9 - DUE FROM BROKER DEALERS

Amounts due from broker dealers at December 31, 2023 consist of commission receivable $1,490,979, cash deposits and other cash of $1,328,971, and execution fees receivable of $743,595.

NOTE 10 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through March 14, 2024, the date that the financial statements was available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.